Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended June 30, 2015

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the period ended June 30,

($ millions, except per share amounts)

		Three Months Ended		Six Months Ended
	Notes	2015	2014	2015	2014

Revenues	1
Gross Sales		3,779	5,560	6,944	10,675
Less: Royalties		53	138	77	241
		3,726	5,422	6,867	10,434
Expenses	1
Purchased Product		1,908	2,880	3,640	5,459
Transportation and Blending		498	655	1,026	1,308
Operating		430	518	906	1,090
Production and Mineral Taxes		6	17	11	24
(Gain) Loss on Risk Management	20	105	66	99	70
Depreciation, Depletion and Amortization	11	483	486	982	940
Exploration Expense	10	21	1	21	1
General and Administrative		73	102	145	211
Finance Costs	4	116	102	237	232
Interest Income		(3)	(25)	(14)	(27)
Foreign Exchange (Gain) Loss, Net	5	(100)	(187)	415	(40)
Research Costs		7	4	14	6
(Gain) Loss on Divestiture of Assets	13	—	(20)	(16)	(20)
Other (Income) Loss, Net		2	(1)	2	(2)
Earnings (Loss) Before Income Tax		180	824	(601)	1,182
Income Tax Expense (Recovery)	6	54	209	(59)	320
Net Earnings (Loss)		126	615	(542)	862
Other Comprehensive Income (Loss), Net of Tax	17
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post- Retirement Benefits		10	3	9	(5)
Items That May be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(54)	(111)	218	(41)
Total Other Comprehensive Income (Loss), Net of Tax		(44)	(108)	227	(46)
Comprehensive Income (Loss)		82	507	(315)	816

Net Earnings (Loss) Per Common Share	7
Basic		$0.15	$0.81	$(0.67)	$1.14
Diluted		$0.15	$0.81	$(0.67)	$1.14

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended June 30, 2015

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

		June 30,	December 31,
	Notes	2015	2014

Assets
Current Assets
Cash and Cash Equivalents		1,590	883
Accounts Receivable and Accrued Revenues		1,358	1,582
Income Tax Receivable		15	28
Inventories	8	1,291	1,224
Risk Management	20,21	187	478
Assets Held for Sale	9	926	—
Current Assets		5,367	4,195
Exploration and Evaluation Assets	1,10	1,697	1,625
Property, Plant and Equipment, Net	1,11	17,786	18,563
Other Assets		75	70
Goodwill	1	242	242
Total Assets		25,167	24,695

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		1,992	2,588
Income Tax Payable		328	357
Risk Management	20,21	13	12
Liabilities Related to Assets Held for Sale	9	2	—
Current Liabilities		2,335	2,957
Long-Term Debt	14	5,875	5,458
Risk Management	20,21	7	4
Decommissioning Liabilities	15	2,632	2,616
Other Liabilities		149	172
Deferred Income Taxes		3,074	3,302
Total Liabilities		14,072	14,509
Shareholders’ Equity		11,095	10,186
Total Liabilities and Shareholders’ Equity		25,167	24,695

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended June 30, 2015

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 16)			(Note 17)

Balance as at December 31, 2013	3,857	4,219	1,660	210	9,946
Net Earnings	—	—	862	—	862
Other Comprehensive Income (Loss)	—	—	—	(46)	(46)
Total Comprehensive Income (Loss)	—	—	862	(46)	816
Common Shares Issued Under Stock Option Plans	30	—	—	—	30
Stock-Based Compensation Expense	—	39	—	—	39
Dividends on Common Shares	—	—	(403)	—	(403)
Balance as at June 30, 2014	3,887	4,258	2,119	164	10,428

Balance as at December 31, 2014	3,889	4,291	1,599	407	10,186
Net Earnings (Loss)	—	—	(542)	—	(542)
Other Comprehensive Income (Loss)	—	—	—	227	227
Total Comprehensive Income (Loss)	—	—	(542)	227	(315)
Common Shares Issued for Cash	1,463	—	—	—	1,463
Common Shares Issued Pursuant to Dividend Reinvestment Plan	182	—	—	—	182
Common Shares Issued Under Stock Option Plans	—	—	—	—	—
Stock-Based Compensation Expense	—	24	—	—	24
Dividends on Common Shares	—	—	(445)	—	(445)
Balance as at June 30, 2015	5,534	4,315	612	634	11,095

(1) Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended June 30, 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended June 30,

($ millions)

		Three Months Ended		Six Months Ended
	Notes	2015	2014	2015	2014

Operating Activities
Net Earnings (Loss)		126	615	(542)	862
Depreciation, Depletion and Amortization	11	483	486	982	940
Exploration Expense		21	1	21	1
Deferred Income Taxes	6	(261)	216	(288)	252
Unrealized (Gain) Loss on Risk Management	20	151	11	296	(15)
Unrealized Foreign Exchange (Gain) Loss	5	(102)	(181)	421	(38)
(Gain) Loss on Divestiture of Assets	13	—	(20)	(16)	(20)
Unwinding of Discount on Decommissioning Liabilities	4,15	31	30	62	60
Other		28	31	36	51
		477	1,189	972	2,093
Net Change in Other Assets and Liabilities		(14)	(27)	(68)	(69)
Net Change in Non-Cash Working Capital		(128)	(53)	(294)	(458)
Cash From Operating Activities		335	1,109	610	1,566

Investing Activities
Capital Expenditures — Exploration and Evaluation Assets	10	(20)	(39)	(94)	(143)
Capital Expenditures — Property, Plant and Equipment	11	(337)	(653)	(792)	(1,378)
Proceeds From Divestiture of Assets	13	—	39	16	40
Net Change in Investments and Other		(2)	—	—	(1,579)
Net Change in Non-Cash Working Capital		(65)	(39)	(197)	(29)
Cash (Used in) Investing Activities		(424)	(692)	(1,067)	(3,089)

Net Cash Provided (Used) Before Financing Activities		(89)	417	(457)	(1,523)

Financing Activities
Net Issuance (Repayment) of Short-Term Borrowings		—	(273)	(19)	153
Common Shares Issued, Net of Issuance Costs	16	—	—	1,449	—
Common Shares Issued Under Stock Option Plans		—	4	—	26
Dividends Paid on Common Shares	7	(125)	(201)	(263)	(403)
Other		(1)	(1)	(1)	(1)
Cash From (Used in) Financing Activities		(126)	(471)	1,166	(225)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		1	(1)	(2)	56
Increase (Decrease) in Cash and Cash Equivalents		(214)	(55)	707	(1,692)
Cash and Cash Equivalents, Beginning of Period		1,804	815	883	2,452
Cash and Cash Equivalents, End of Period		1,590	760	1,590	760

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of the development, production and marketing of crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company’s reportable segments are:

•                  Oil Sands, which includes the development and production of Cenovus’s bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•                  Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•                  Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

•                  Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

A) Results of Operations — Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	891	1,369	519	926	2,437	3,483
Less: Royalties	16	68	37	70	—	—
	875	1,301	482	856	2,437	3,483
Expenses
Purchased Product	—	—	—	—	1,976	3,098
Transportation and Blending	436	560	62	95	—	—
Operating	128	168	144	186	160	165
Production and Mineral Taxes	—	—	6	17	—	—
(Gain) Loss on Risk Management	(18)	35	(29)	20	1	—
Operating Cash Flow	329	538	299	538	300	220
Depreciation, Depletion and Amortization	158	152	259	275	45	38
Exploration Expense	—	1	21	—	—	—
Segment Income (Loss)	171	385	19	263	255	182

	Corporate and Eliminations		Consolidated
For the three months ended June 30,	2015	2014	2015	2014

Revenues
Gross Sales	(68)	(218)	3,779	5,560
Less: Royalties	—	—	53	138
	(68)	(218)	3,726	5,422
Expenses
Purchased Product	(68)	(218)	1,908	2,880
Transportation and Blending	—	—	498	655
Operating	(2)	(1)	430	518
Production and Mineral Taxes	—	—	6	17
(Gain) Loss on Risk Management	151	11	105	66
	(149)	(10)	779	1,286
Depreciation, Depletion and Amortization	21	21	483	486
Exploration Expense	—	—	21	1
Segment Income (Loss)	(170)	(31)	275	799
General and Administrative	73	102	73	102
Finance Costs	116	102	116	102
Interest Income	(3)	(25)	(3)	(25)
Foreign Exchange (Gain) Loss, Net	(100)	(187)	(100)	(187)
Research Costs	7	4	7	4
(Gain) Loss on Divestiture of Assets	—	(20)	—	(20)
Other (Income) Loss, Net	2	(1)	2	(1)
	95	(25)	95	(25)
Earnings Before Income Tax			180	824
Income Tax Expense			54	209
Net Earnings			126	615

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

B) Financial Results by Upstream Product

	Crude Oil (1)
	Oil Sands		Conventional		Total
For the three months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	884	1,345	406	708	1,290	2,053
Less: Royalties	16	67	36	67	52	134
	868	1,278	370	641	1,238	1,919
Expenses
Transportation and Blending	435	559	58	91	493	650
Operating	123	166	100	133	223	299
Production and Mineral Taxes	—	—	5	10	5	10
(Gain) Loss on Risk Management	(17)	35	(14)	19	(31)	54
Operating Cash Flow	327	518	221	388	548	906

(1) Includes NGLs.

	Natural Gas
	Oil Sands		Conventional		Total
For the three months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	5	22	111	214	116	236
Less: Royalties	—	1	1	3	1	4
	5	21	110	211	115	232
Expenses
Transportation and Blending	1	1	4	4	5	5
Operating	4	5	43	52	47	57
Production and Mineral Taxes	—	—	1	7	1	7
(Gain) Loss on Risk Management	(1)	—	(15)	1	(16)	1
Operating Cash Flow	1	15	77	147	78	162

	Other
	Oil Sands		Conventional		Total
For the three months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	2	2	2	4	4	6
Less: Royalties	—	—	—	—	—	—
	2	2	2	4	4	6
Expenses
Transportation and Blending	—	—	—	—	—	—
Operating	1	(3)	1	1	2	(2)
Production and Mineral Taxes	—	—	—	—	—	—
(Gain) Loss on Risk Management	—	—	—	—	—	—
Operating Cash Flow	1	5	1	3	2	8

	Total Upstream
	Oil Sands		Conventional		Total
For the three months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	891	1,369	519	926	1,410	2,295
Less: Royalties	16	68	37	70	53	138
	875	1,301	482	856	1,357	2,157
Expenses
Transportation and Blending	436	560	62	95	498	655
Operating	128	168	144	186	272	354
Production and Mineral Taxes	—	—	6	17	6	17
(Gain) Loss on Risk Management	(18)	35	(29)	20	(47)	55
Operating Cash Flow	329	538	299	538	628	1,076

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

C) Geographic Information

	Canada		United States		Consolidated
For the three months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	1,867	2,822	1,912	2,738	3,779	5,560
Less: Royalties	53	138	—	—	53	138
	1,814	2,684	1,912	2,738	3,726	5,422
Expenses
Purchased Product	444	519	1,464	2,361	1,908	2,880
Transportation and Blending	498	655	—	—	498	655
Operating	278	361	152	157	430	518
Production and Mineral Taxes	6	17	—	—	6	17
(Gain) Loss on Risk Management	100	63	5	3	105	66
	488	1,069	291	217	779	1,286
Depreciation, Depletion and Amortization	438	448	45	38	483	486
Exploration Expense	21	1	—	—	21	1
Segment Income (Loss)	29	620	246	179	275	799

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third-party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

D) Results of Operations — Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the six months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	1,623	2,629	962	1,764	4,533	6,741
Less: Royalties	19	119	58	122	—	—
	1,604	2,510	904	1,642	4,533	6,741
Expenses
Purchased Product	—	—	—	—	3,814	5,918
Transportation and Blending	906	1,119	120	189	—	—
Operating	272	349	301	381	337	363
Production and Mineral Taxes	—	—	11	24	—	—
(Gain) Loss on Risk Management	(108)	57	(76)	33	(13)	(5)
Operating Cash Flow	534	985	548	1,015	395	465
Depreciation, Depletion and Amortization	328	295	521	527	91	77
Exploration Expense	—	1	21	—	—	—
Segment Income (Loss)	206	689	6	488	304	388

	Corporate and Eliminations		Consolidated
For the six months ended June 30,	2015	2014	2015	2014

Revenues
Gross Sales	(174)	(459)	6,944	10,675
Less: Royalties	—	—	77	241
	(174)	(459)	6,867	10,434
Expenses
Purchased Product	(174)	(459)	3,640	5,459
Transportation and Blending	—	—	1,026	1,308
Operating	(4)	(3)	906	1,090
Production and Mineral Taxes	—	—	11	24
(Gain) Loss on Risk Management	296	(15)	99	70
	(292)	18	1,185	2,483
Depreciation, Depletion and Amortization	42	41	982	940
Exploration Expense	—	—	21	1
Segment Income (Loss)	(334)	(23)	182	1,542
General and Administrative	145	211	145	211
Finance Costs	237	232	237	232
Interest Income	(14)	(27)	(14)	(27)
Foreign Exchange (Gain) Loss, Net	415	(40)	415	(40)
Research Costs	14	6	14	6
(Gain) Loss on Divestiture of Assets	(16)	(20)	(16)	(20)
Other (Income) Loss, Net	2	(2)	2	(2)
	783	360	783	360
Earnings (Loss) Before Income Tax			(601)	1,182
Income Tax Expense (Recovery)			(59)	320
Net Earnings (Loss)			(542)	862

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

E) Financial Results by Upstream Product

	Crude Oil (1)
	Oil Sands		Conventional		Total
For the six months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	1,607	2,575	721	1,359	2,328	3,934
Less: Royalties	19	118	55	116	74	234
	1,588	2,457	666	1,243	2,254	3,700
Expenses
Transportation and Blending	905	1,118	111	180	1,016	1,298
Operating	262	336	209	278	471	614
Production and Mineral Taxes	—	—	10	18	10	18
(Gain) Loss on Risk Management	(106)	57	(51)	32	(157)	89
Operating Cash Flow	527	946	387	735	914	1,681

(1) Includes NGLs.

	Natural Gas
	Oil Sands		Conventional		Total
For the six months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	11	49	233	398	244	447
Less: Royalties	—	1	3	6	3	7
	11	48	230	392	241	440
Expenses
Transportation and Blending	1	1	9	9	10	10
Operating	8	9	90	101	98	110
Production and Mineral Taxes	—	—	1	6	1	6
(Gain) Loss on Risk Management	(2)	—	(25)	1	(27)	1
Operating Cash Flow	4	38	155	275	159	313

	Other
	Oil Sands		Conventional		Total
For the six months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	5	5	8	7	13	12
Less: Royalties	—	—	—	—	—	—
	5	5	8	7	13	12
Expenses
Transportation and Blending	—	—	—	—	—	—
Operating	2	4	2	2	4	6
Production and Mineral Taxes	—	—	—	—	—	—
(Gain) Loss on Risk Management	—	—	—	—	—	—
Operating Cash Flow	3	1	6	5	9	6

	Total Upstream
	Oil Sands		Conventional		Total
For the six months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	1,623	2,629	962	1,764	2,585	4,393
Less: Royalties	19	119	58	122	77	241
	1,604	2,510	904	1,642	2,508	4,152
Expenses
Transportation and Blending	906	1,119	120	189	1,026	1,308
Operating	272	349	301	381	573	730
Production and Mineral Taxes	—	—	11	24	11	24
(Gain) Loss on Risk Management	(108)	57	(76)	33	(184)	90
Operating Cash Flow	534	985	548	1,015	1,082	2,000

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

F) Geographic Information

	Canada		United States		Consolidated
For the six months ended June 30,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	3,492	5,637	3,452	5,038	6,944	10,675
Less: Royalties	77	241	—	—	77	241
	3,415	5,396	3,452	5,038	6,867	10,434
Expenses
Purchased Product	876	1,227	2,764	4,232	3,640	5,459
Transportation and Blending	1,026	1,308	—	—	1,026	1,308
Operating	584	743	322	347	906	1,090
Production and Mineral Taxes	11	24	—	—	11	24
(Gain) Loss on Risk Management	99	72	—	(2)	99	70
	819	2,022	366	461	1,185	2,483
Depreciation, Depletion and Amortization	891	863	91	77	982	940
Exploration Expense	21	1	—	—	21	1
Segment Income (Loss)	(93)	1,158	275	384	182	1,542

G) Joint Operations

A significant portion of the operating cash flows from the Oil Sands, and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership (“FCCL”) and WRB Refining LP (“WRB”), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus’s share of operating cash flow from FCCL and WRB for the three months ended June 30, 2015 was $286 million and $297 million, respectively (three months ended June 30, 2014 — $538 million and $223 million). Cenovus’s share of operating cash flow from FCCL and WRB for the six months ended June 30, 2015 was $420 million and $384 million, respectively (six months ended June 30, 2014 — $956 million and $468 million).

H) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	E&E (1)		PP&E (2)
	June 30,	December 31,	June 30,	December 31,
As at	2015	2014	2015	2014

Oil Sands	1,633	1,540	8,850	8,606
Conventional	64	85	4,771	6,038
Refining and Marketing	—	—	3,837	3,568
Corporate and Eliminations	—	—	328	351
Consolidated	1,697	1,625	17,786	18,563

	Goodwill		Total Assets
	June 30,	December 31,	June 30,	December 31,
As at	2015	2014	2015	2014

Oil Sands	242	242	11,247	11,024
Conventional	—	—	5,870	6,211
Refining and Marketing	—	—	5,797	5,520
Corporate and Eliminations	—	—	2,253	1,940
Consolidated	242	242	25,167	24,695

(1) Exploration and evaluation (“E&E”) assets.

(2) Property, plant and equipment (“PP&E”).

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

By Geographic Region

	E&E		PP&E
	June 30,	December 31,	June 30,	December 31,
As at	2015	2014	2015	2014

Canada	1,697	1,625	13,954	14,999
United States	—	—	3,832	3,564
Consolidated	1,697	1,625	17,786	18,563

	Goodwill		Total Assets
	June 30,	December 31,	June 30,	December 31,
As at	2015	2014	2015	2014

Canada	242	242	20,186	20,231
United States	—	—	4,981	4,464
Consolidated	242	242	25,167	24,695

I) Capital Expenditures (1)

	Three Months Ended		Six Months Ended
For the period ended June 30,	2015	2014	2015	2014

Capital
Oil Sands	260	471	674	998
Conventional	36	153	102	423
Refining and Marketing	48	46	92	69
Corporate	13	16	18	25
	357	686	886	1,515
Acquisition Capital
Oil Sands (2)	—	15	—	15
Conventional	—	1	—	2
	357	702	886	1,532

(1) Includes expenditures on PP&E and E&E.

(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2014, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective July 29, 2015.

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

3. RECENT ACCOUNTING PRONOUNCEMENTS

A) New and Amended Accounting Standards and Interpretations Adopted

There were no new or amended accounting standards or interpretations adopted during the six months ended June 30, 2015.

B) New Accounting Standards and Interpretations not yet Adopted

Revenue Recognition

On May 28, 2014, the IASB issued IFRS 15, “Revenue From Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

On July 22, 2015, the IASB announced an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018. Early adoption is still permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of adopting IFRS 15 on the Consolidated Financial Statements.

Additional Standards

A description of additional accounting standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2014.

4. FINANCE COSTS

	Three Months Ended		Six Months Ended
For the period ended June 30,	2015	2014	2015	2014

Interest Expense — Short-Term Borrowings and Long-Term Debt	79	70	159	141
Interest Expense — Partnership Contribution Payable (1)	—	—	—	22
Unwinding of Discount on Decommissioning Liabilities (Note 15)	31	30	62	60
Other	6	2	16	9
	116	102	237	232

(1)         On March 28, 2014, Cenovus repaid the remaining principal and accrued interest due under the Partnership Contribution Payable.

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
For the period ended June 30,	2015	2014	2015	2014

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(99)	(177)	415	19
Other	(3)	(4)	6	(57)
Unrealized Foreign Exchange (Gain) Loss	(102)	(181)	421	(38)
Realized Foreign Exchange (Gain) Loss	2	(6)	(6)	(2)
	(100)	(187)	415	(40)

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

6. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Six Months Ended
For the period ended June 30,	2015	2014	2015	2014

Current Tax
Canada	321	(10)	235	33
United States	(6)	3	(6)	35
Total Current Tax	315	(7)	229	68
Deferred Tax	(261)	216	(288)	252
	54	209	(59)	320

On June 29, 2015, the Alberta government enacted a two percent increase in the corporate income tax rate. The rate increase is effective July 1, 2015. As a result, the Company’s deferred income tax liability increased by $168 million in the quarter.

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

	Six Months Ended
For the period ended June 30,	2015	2014

Earnings (Loss) Before Income Tax	(601)	1,182
Canadian Statutory Rate	26.1%	25.2%
Expected Income Tax (Recovery)	(157)	298
Effect of Taxes Resulting From:
Foreign Tax Rate Differential	4	25
Non-Deductible Stock-Based Compensation	5	10
Non-Taxable Capital Losses	56	7
Unrecognized Capital Losses Arising From Unrealized Foreign Exchange	56	7
Adjustments Arising From Prior Year Tax Filings	(11)	—
Recognition of Capital Losses	(149)	(4)
Change in Statutory Rate	168	—
Other	(31)	(23)
Total Tax	(59)	320
Effective Tax Rate	9.8%	27.1%

7. PER SHARE AMOUNTS

A) Net Earnings Per Share

	Three Months Ended		Six Months Ended
For the period ended June 30,	2015	2014	2015	2014

Net Earnings (Loss) — Basic and Diluted ($ millions)	126	615	(542)	862

Basic — Weighted Average Number of Shares (millions)	828.6	756.9	803.9	756.7
Dilutive Effect of Cenovus TSARs (1)	—	0.9	—	0.9
Dilutive Effect of Cenovus NSRs (2)	—	0.2	—	—
Diluted — Weighted Average Number of Shares	828.6	758.0	803.9	757.6

Net Earnings (Loss) Per Common Share ($)
Basic	$0.15	$0.81	$(0.67)	$1.14
Diluted	$0.15	$0.81	$(0.67)	$1.14

(1) Tandem stock appreciation rights (“TSARs”).

(2) Net settlement rights (“NSRs”).

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

B) Dividends Per Share

The Company paid dividends of $0.5324 per share or $445 million for the six months ended June 30, 2015 (June 30, 2014 — $403 million, $0.5324 per share), including cash dividends of $263 million (June 30, 2014 — $403 million). The Cenovus Board of Directors declared a third quarter dividend of $0.16 per share, payable on September 30, 2015, to common shareholders of record as of September 15, 2015. While the dividend reinvestment plan (“DRIP”) remains in place, the discount has been discontinued.

8. INVENTORIES

	June 30,	December 31,
As at	2015	2014
Product
Refining and Marketing	1,013	972
Oil Sands	217	182
Conventional	15	28
Parts and Supplies	46	42
	1,291	1,224

As a result of a decline in certain refined product prices, Cenovus recorded a write-down of its refined product inventory of $2 million from cost to net realizable value as at June 30, 2015. As at December 31, 2014, Cenovus recorded a write-down of its product inventory of $131 million.

9. ASSETS AND LIABILITIES HELD FOR SALE

	June 30,	December 31,
As at	2015	2014

Assets Held for Sale
Cash and Cash Equivalents	44	—
Accounts Receivable	26	—
Property, Plant and Equipment	856	—
	926	—

Liabilities Related to Assets Held for Sale
Accounts Payable	2	—
	2	—

On June 29, 2015, the Company entered into an agreement with a third party to sell Heritage Royalty Limited Partnership (“HRP”), a wholly-owned subsidiary, for gross cash proceeds of approximately $3.3 billion. HRP holds the Company’s royalty business, which consists of approximately 4.8 million gross acres of royalty interest and mineral fee title lands in Alberta, Saskatchewan and Manitoba. Cenovus has entered into lease agreements with HRP on the fee lands from which it currently has working interest production. In addition, HRP has a Gross Overriding Royalty on Cenovus’s Pelican Lake heavy oil operation and its enhanced oil recovery project at Weyburn. The transaction is effective April 1, 2015 and closed July 29, 2015.

As at June 30, 2015, the net assets have been classified as assets held for sale and recorded at the lesser of fair value less costs of disposal and their carrying amount, and depletion ceased. These assets and liabilities are reported in the Conventional segment. The after tax gain on the divestiture is expected to be approximately $1.9 billion, which will be recorded in the third quarter.

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

10. EXPLORATION AND EVALUATION ASSETS

COST
As at December 31, 2013	1,473
Additions	279
Transfers to PP&E (Note 11)	(53)
Exploration Expense	(86)
Divestitures	(2)
Change in Decommissioning Liabilities	14
As at December 31, 2014	1,625
Additions	94
Transfers to PP&E (Note 11)	(1)
Exploration Expense	(21)
Change in Decommissioning Liabilities	—
As at June 30, 2015	1,697

E&E assets consist of the Company’s projects which are pending determination of technical feasibility and commercial viability. All of the Company’s E&E assets are located within Canada.

Additions to E&E assets for the six months ended June 30, 2015 include $18 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2014 — $51 million). No borrowing costs or costs classified as general and administrative expenses have been capitalized during the six months ended June 30, 2015 (year ended December 31, 2014 — $nil).

For the six months ended June 30, 2015, $1 million of E&E assets were transferred to PP&E following the determination of technical feasibility and commercial viability of the projects (year ended December 31, 2014 — $53 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recorded in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. For the six months ended June 30, 2015, $21 million of previously capitalized E&E costs related to exploration assets within the Saskatchewan cash-generating unit (“CGU”) were deemed not to be technically feasible and commercially viable and were recorded as exploration expense in the Conventional segment.

For the year ended December 31, 2014, $82 million of previously capitalized E&E costs related to exploration assets within the Northern Alberta CGU were deemed not to be technically feasible and commercially viable and were recorded as exploration expense in the Conventional segment. In addition, $4 million of costs related to the expiry of leases in the Borealis CGU were recorded as exploration expense in the Oil Sands segment.

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2013	29,390	286	3,654	849	34,179
Additions (2)	2,522	43	162	63	2,790
Transfers From E&E Assets (Note 10)	53	—	—	—	53
Transfers to Assets Held for Sale	(55)	—	—	—	(55)
Change in Decommissioning Liabilities	264	—	(3)	—	261
Exchange Rate Movements and Other	1	—	338	—	339
Divestitures	(474)	—	—	(2)	(476)
As at December 31, 2014	31,701	329	4,151	910	37,091
Additions	680	2	91	19	792
Transfers From E&E Assets (Note 10)	1	—	—	—	1
Transfers to Assets Held for Sale (Note 9)	(922)	—	—	—	(922)
Change in Decommissioning Liabilities	(1)	—	—	—	(1)
Exchange Rate Movements and Other	—	—	313	—	313
As at June 30, 2015	31,459	331	4,555	929	37,274

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2013	15,791	193	386	475	16,845
Depreciation, Depletion and Amortization	1,602	40	156	83	1,881
Transfers to Assets Held for Sale	(27)	—	—	—	(27)
Impairment Losses	65	—	—	—	65
Exchange Rate Movements and Other	38	—	42	—	80
Divestitures	(316)	—	—	—	(316)
As at December 31, 2014	17,153	233	584	558	18,528
Depreciation, Depletion and Amortization	824	25	91	42	982
Transfers to Assets Held for Sale (Note 9)	(66)	—	—	—	(66)
Exchange Rate Movements and Other	—	—	44	—	44
As at June 30, 2015	17,911	258	719	600	19,488

CARRYING VALUE
As at December 31, 2013	13,599	93	3,268	374	17,334
As at December 31, 2014	14,548	96	3,567	352	18,563
As at June 30, 2015	13,548	73	3,836	329	17,786

(1) Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $88 million for the six months ended June 30, 2015 (year ended December 31, 2014 — $216 million). All of the Company’s development and production assets are located within Canada. No borrowing costs or costs classified as general and administrative expenses have been capitalized during the six months ended June 30, 2015 (year ended December 31, 2014 — $nil).

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization (“DD&A”):

	June 30,	December 31,
As at	2015	2014

Development and Production	519	478
Refining Equipment	211	159
	730	637

Impairment

The impairment of PP&E and any subsequent reversal of such impairment losses are recorded in DD&A in the Consolidated Statements of Earnings and Comprehensive Income. There was no impairment of PP&E for the six months ended June 30, 2015 (year ended December 31, 2014 — $65 million).

12. ACQUISITION

On June 4, 2015, the Company announced an agreement to purchase a crude-by-rail trans-loading facility for $75 million plus closing adjustments. The transaction is expected to close in late August 2015.

13. DIVESTITURE

In the first quarter of 2015, the Company divested an office building, recording a gain of $16 million.

In the second quarter of 2014, the Company completed the sale of certain Bakken properties to a third party for net proceeds of $35 million, resulting in a gain of $16 million. The Company also completed the sale of certain non-core properties and recorded a total gain of $4 million. These assets, related liabilities and results of operations were reported in the Conventional segment.

14. LONG-TERM DEBT

		June 30,	December 31,
As at	US$ Principal	2015	2014

Revolving Term Debt (1)	—	—	—
U.S. Dollar Denominated Unsecured Notes	4,750	5,925	5,510
Total Debt Principal		5,925	5,510
Debt Discounts and Transaction Costs		(50)	(52)
		5,875	5,458

(1) Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

During the second quarter, Cenovus renegotiated its existing $3.0 billion committed credit facility, extending the maturity date to November 30, 2019. In addition, a new $1.0 billion tranche was established under the same facility, maturing on November 30, 2017. As at June 30, 2015, the Company had $4.0 billion available on its committed credit facility.

As at June 30, 2015, the Company is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

15. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is:

	June 30,	December 31,
As at	2015	2014

Decommissioning Liabilities, Beginning of Year	2,616	2,370
Liabilities Incurred	7	48
Liabilities Settled	(48)	(93)
Liabilities Divested	—	(60)
Transfers and Reclassifications	—	(9)
Change in Estimated Future Cash Flows	(8)	115
Change in Discount Rate	—	122
Unwinding of Discount on Decommissioning Liabilities	62	120
Foreign Currency Translation	3	3
Decommissioning Liabilities, End of Period	2,632	2,616

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.9 percent as at June 30, 2015 (December 31, 2014 — 4.9 percent).

16. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	June 30, 2015		December 31, 2014
As at	Number of Common Shares (Thousands)	Amount	Number of Common Shares (Thousands)	Amount

Outstanding, Beginning of Year	757,103	3,889	756,046	3,857
Common Shares Issued, Net of Issuance Costs	67,500	1,463	—	—
Common Shares Issued Pursuant to Dividend Reinvestment Plan	8,687	182	—	—
Common Shares Issued Under Stock Option Plans	—	—	1,057	32
Outstanding, End of Period	833,290	5,534	757,103	3,889

On March 3, 2015, Cenovus issued 67.5 million common shares at a price of $22.25 per common share. The Company intends to use the net proceeds to partially fund its capital expenditure program for 2015 and for general corporate purposes.

The Company has a DRIP, whereby holders of common shares may reinvest all or a portion of the cash dividends payable on their common shares in additional common shares. At the discretion of the Company, the additional common shares may be issued from treasury of the Company or purchased on the market. For the six months ended June 30, 2015, the Company issued 8.7 million common shares from treasury under the DRIP.

There were no preferred shares outstanding as at June 30, 2015 (December 31, 2014 — nil).

As at June 30, 2015, there were 10 million (December 31, 2014 — 13 million) common shares available for future issuance under stock option plans.

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at June 30, 2015	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total

Balance, Beginning of Year	(30)	427	10	407
Other Comprehensive Income (Loss), Before Tax	11	218	—	229
Income Tax	(2)	—	—	(2)
Balance, End of Period	(21)	645	10	634

As at June 30, 2014	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total

Balance, Beginning of Year	(12)	212	10	210
Other Comprehensive Income (Loss), Before Tax	(7)	(41)	—	(48)
Income Tax	2	—	—	2
Balance, End of Period	(17)	171	10	164

18. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated TSARs or NSRs.

The following table is a summary of the options outstanding at the end of the period:

As at June 30, 2015	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (Thousands)

NSRs	On or After February 24, 2011	7	4.83	31.66	19.97	43,670
TSARs	On or After February 17, 2010	7	1.70	26.72	19.97	3,743

NSRs

The weighted average unit fair value of NSRs granted during the six months ended June 30, 2015 was $3.58 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

As at June 30, 2015	Number of NSRs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	40,549	32.63
Granted	4,100	22.26
Exercised	—	—
Forfeited	(979)	32.44
Outstanding, End of Period	43,670	31.66
Exercisable, End of Period	23,570	34.55

TSARs

The Company has recorded a liability of $3 million as at June 30, 2015 (December 31, 2014 — $8 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees as at June 30, 2015 was $nil (December 31, 2014 — $nil).

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

The following table summarizes information related to the TSARs held by Cenovus employees:

As at June 30, 2015	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	3,862	26.72
Exercised for Cash Payment	—	—
Exercised as Options for Common Shares	—	—
Forfeited	(48)	27.86
Expired	(71)	25.80
Outstanding, End of Period	3,743	26.72
Exercisable, End of Period	3,743	26.72

B) Performance Share Units

The Company has recorded a liability of $65 million as at June 30, 2015 (December 31, 2014 — $109 million) in the Consolidated Balance Sheets for performance share units (“PSUs”) based on the market value of Cenovus’s common shares as at June 30, 2015. As PSUs are paid out upon vesting, the intrinsic value of vested PSUs was $nil as at June 30, 2015 and December 31, 2014.

The following table summarizes the information related to the PSUs held by Cenovus employees:

As at June 30, 2015	Number of PSUs (Thousands)

Outstanding, Beginning of Year	7,099
Granted	2,904
Vested and Paid Out	(1,436)
Cancelled	(1,115)
Units in Lieu of Dividends	158
Outstanding, End of Period	7,610

C) Restricted Share Units

Cenovus has granted restricted share units (“RSUs”) to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs vest after three years.

RSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as compensation costs over the vesting period. Fluctuations in the fair value are recognized as compensation costs in the period they occur.

The Company has recorded a liability of $7 million as at June 30, 2015 (December 31, 2014 — $1 million) in the Consolidated Balance Sheets for RSUs based on the market value of Cenovus’s common shares as at June 30, 2015. As RSUs are paid out upon vesting, the intrinsic value of vested RSUs was $nil as at June 30, 2015 and December 31, 2014.

The following table summarizes the information related to the RSUs held by Cenovus employees:

As at June 30, 2015	Number of RSUs (Thousands)

Outstanding, Beginning of Year	93
Granted	2,328
Vested and Paid Out	(22)
Cancelled	(20)
Units in Lieu of Dividends	62
Outstanding, End of Period	2,441

D) Deferred Share Units

The Company has recorded a liability of $28 million as at June 30, 2015 (December 31, 2014 — $31 million) in the Consolidated Balance Sheets for deferred share units (“DSUs”) based on the market value of Cenovus’s common shares as at June 30, 2015. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

As at June 30, 2015	Number of DSUs (Thousands)

Outstanding, Beginning of Year	1,297
Granted to Directors	63
Granted From Annual Bonus Awards	25
Units in Lieu of Dividends	36
Redeemed	(5)
Outstanding, End of Period	1,416

E) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating, and general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended		Six Months Ended
For the period ended June 30,	2015	2014	2015	2014

NSRs	3	11	14	24
TSARs	—	4	(3)	4
PSUs	9	15	(7)	47
RSUs	—	—	3	—
DSUs	(1)	3	(3)	7
Stock-Based Compensation Expense (Recovery)	11	33	4	82

19. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt is defined as short-term borrowings, and the current and long-term portions of long-term debt. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

	June 30,	December 31,
As at	2015	2014

Long-Term Debt	5,875	5,458
Shareholders’ Equity	11,095	10,186
Capitalization	16,970	15,644
Debt to Capitalization	35%	35%

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long term. As at June 30, 2015, the Company’s Debt to Adjusted EBITDA ratio was above the target of 2.0 times; however, Cenovus believes it will return to the target range.

	June 30,		December 31,
As at	2015		2014

Debt	5,875		5,458

Adjusted EBITDA (1)
Net Earnings (Loss)	(660)		744
Add (Deduct):
Finance Costs	450		445
Interest Income	(20)		(33)
Income Tax Expense (Recovery)	72		451
Depreciation, Depletion and Amortization	1,988		1,946
Goodwill Impairment	497		497
E&E Impairment	106		86
Unrealized (Gain) Loss on Risk Management	(285)		(596)
Foreign Exchange (Gain) Loss, Net	866		411
(Gain) Loss on Divestitures of Assets	(152)		(156)
Other (Income) Loss, Net	—		(4)
	2,862		3,791
Debt to Adjusted EBITDA	2.1	x	1.4	x

(1) Calculated on a trailing twelve-month basis.

Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt. It is Cenovus’s intention to maintain investment grade credit ratings.

During the second quarter, Cenovus renegotiated its existing $3.0 billion committed credit facility, extending the maturity date to November 30, 2019. In addition, a new $1.0 billion tranche was established under the same facility, maturing on November 30, 2017. As at June 30, 2015, Cenovus had $4.0 billion available on its committed credit facility. In addition, Cenovus had in place a $1.5 billion Canadian base shelf prospectus and a US$2.0 billion U.S. base shelf prospectus, the availability of which are dependent on market conditions.

As at June 30, 2015, Cenovus is in compliance with all of the terms of its debt agreements.

20. FINANCIAL INSTRUMENTS

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at June 30, 2015, the carrying value of Cenovus’s long-term debt was $5,875 million and the fair value was $6,131 million (December 31, 2014 carrying value — $5,458 million, fair value — $5,726 million).

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. When fair value cannot be reliably measured, these assets are carried at cost. The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

	June 30,	December 31,
As at	2015	2014

Fair Value, Beginning of Year	32	32
Acquisition of Investments	2	4
Reclassification of Equity Investments	—	(4)
Fair Value, End of Period	34	32

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts as at June 30, 2015 range from $40.50 to $92.00 per Megawatt Hour.

Summary of Unrealized Risk Management Positions

	June 30, 2015			December 31, 2014
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	158	15	143	423	7	416
Natural Gas	29	—	29	55	—	55
Power	—	5	(5)	—	9	(9)
Total Fair Value	187	20	167	478	16	462

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	June 30,	December 31,
As at	2015	2014

Prices Sourced From Observable Data or Market Corroboration (Level 2)	172	471
Prices Determined From Unobservable Inputs (Level 3)	(5)	(9)
	167	462

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to June 30:

	2015	2014

Fair Value of Contracts, Beginning of Year	462	(129)
Fair Value of Contracts Realized During the Period (1)	(197)	85
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period (2)	(99)	(70)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	1	—
Fair Value of Contracts, End of Period	167	(114)

(1) Includes a realized loss of $3 million related to the power contracts (2014 — $2 million loss).

(2) Includes an increase of $1 million related to the power contracts (2014 — $1 million decrease).

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended
For the period ended June 30,	2015	2014	2015	2014

Realized (Gain) Loss (1)	(46)	55	(197)	85
Unrealized (Gain) Loss (2)	151	11	296	(15)
(Gain) Loss on Risk Management	105	66	99	70

(1) Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

21. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company’s financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2014. The Company’s exposure to these risks has not changed significantly since December 31, 2014.

Net Fair Value of Commodity Price Positions

As at June 30, 2015	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	18,000 bbls/d	January – December 2015	$113.75/bbl	107
Brent Fixed Price	25,000 bbls/d	July – September 2015	$80.76/bbl	1
Brent Fixed Price	25,000 bbls/d	July – September 2015	US$60.41/bbl	(12)
Brent Fixed Price	8,000 bbls/d	October – December 2015	$82.59/bbl	—
Brent Fixed Price	18,000 bbls/d	October – December 2015	US$67.22/bbl	3
Brent Fixed Price	6,000 bbls/d	January – June 2016	$84.44/bbl	—
Brent Fixed Price	9,000 bbls/d	January – June 2016	US$69.63/bbl	4
Brent Fixed Price	10,000 bbls/d	January – December 2016	US$66.93/bbl	(5)

Brent Collars	10,000 bbls/d	January – December 2015	$105.25 – $123.57/bbl	45

Crude Oil Fair Value Position				143
Natural Gas Contracts
Fixed Price Contracts
AECO Fixed Price	149 MMcf/d	January – December 2015	$3.86/Mcf	29
Natural Gas Fair Value Position				29

Power Purchase Contracts
Power Fair Value Position				(5)

Cenovus Energy Inc.	For the period ended June 30, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended June 30, 2015

Commodity Price Sensitivities — Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

Risk Management Positions in Place as at June 30, 2015

Commodity	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$10 per bbl Applied to Brent, WTI and Condensate Hedges	(249)	251
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	—	—
Natural Gas Commodity Price	± US$1 per Mcf Applied to NYMEX and AECO Natural Gas Hedges	(38)	38
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

22. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company’s commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2014. The Company did not enter into any new material contracts for the six months ended June 30, 2015.

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.

Cenovus Energy Inc.	For the period ended June 30, 2015